

Mail Stop 3561

December 19, 2016

<u>Via E-mail</u>
Lixia Tu
Chief Financial Officer
KBS Fashion Group Limited
Xin Fengge Building
Yupu Industrial Park
Shishi City, Fujian Province 362700
People's Republic of China

Re: KBS Fashion Group Limited
Form 20-F for the Year Ended December 31, 2015
Filed May 2, 2016
File No. 001-35715

Dear Ms. Tu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining